Exhibit 99.1

Aeterna Zentaris Inc. Announces Name Change to COSCIENS Biopharma Inc.

TORONTO, ONTARIO, August 6, 2024 – COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) (NASDAQ: AEZS) (TSX: AEZS) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products and active ingredients for healthcare and cosmetics industries, today announces that the Company’s name has been changed from “Aeterna Zentaris Inc.” to “COSCIENS Biopharma Inc.”, effective as of August 6, 2024 (the “Name Change”).

In addition, the Company announces that, effective as of August 9, 2024, the Company’s common shares (the “Common Shares”) will begin trading on the Toronto Stock Exchange (the “TSX”) and NASDAQ Capital Market (the “NASDAQ”) under the trading symbol “CSCI” and will concurrently cease trading thereon under the former trading symbol “AEZS”.

At the Company’s annual general and special meeting of shareholders held on July 16, 2024, the shareholders of the Company approved a special resolution authorizing the board of directors of the Company to effect the Name Change. Implementation of the Name Change remains subject to the final approval of the TSX and the NASDAQ.

There is no change in the capitalization of the Company in connection with the Name Change and no action will be required by existing shareholders or warrantholders of COSCIENS in connection with the Name Change. Certificates representing Common Shares and warrants of the Company (the “Warrants”) will not be affected by the Name Change and will not need to be exchanged. The Company encourages any shareholder or warrantholder with any questions or concerns to contact the Company or to discuss any of the foregoing with their broker or agent.

The new CUSIP number for the Common Shares is 22112H101, and the new ISIN for the Common Shares is CA22112H1010. In addition, the new CUSIP number for the Warrants is 22112H119, and the new ISIN for the Warrants is CA22112H1192.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of COSCIENS’ lead products is macimorelin (Macrilen; Ghryvelin), the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). COSCIENS is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the NASDAQ and the TSX, and currently trades on both exchanges under the ticker symbol “AEZS” (however, as noted above, the Company will begin trading on such exchanges under the ticker symbol “CSCI” effective as of August 9, 2024). For more information, please visit COSCIENS’ website at www.zentaris.com.

Forward-Looking Statements

The information in this news release has been prepared as of August 6, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the Name Change, including the final approval of the Name Change for trading purposes by the TSX and the NASDAQ and the trading of the Common Shares on the TSX and NASDAQ under the trading symbol “CSCI” and concurrent cessation of trading under the trading symbol “AEZS”.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in product development and related clinical trials and validation studies, including our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the result of the DETECT-trial may not support receipt of regulatory approval in child-onset growth hormone deficiency; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the ability to secure strategic partners for late stage development, marketing, and distribution of our products, including our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our Common Shares on the NASDAQ.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Investor Contact:

Jenene Thomas

JTC Team

T: +1 (833) 475-8247

E: aezs@jtcir.com